Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(dollar amounts in thousands, except ratios)

						Fiscal Quarter
	Fiscal Year Ended					Ended
	September 24,	September 30,	September 28,	September 27,	September 26,	December 26,
	2006	2007	2008	2009	2010	2010
Earnings:
Pretax income from continuing operations	$19,293	$(17,195)	$(46,158)	$(168,916)	$(60,507)	$(16,953)
Plus:
Fixed charges	19,270	25,500	25,256	23,562	18,327	4,411
Amortization of capitalized interest	1,481	2,028	2,064	2,319	1,057	140
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Minus:
Interest capitalized	(2,824)	(2,577)	(966)	(589)	(1,071)	(218)
Preference security dividend requirements	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—

Adjusted pretax income from continuing operations	$37,220	$7,756	$(19,804)	$(143,624)	$(42,194)	$(12,620)

Fixed Charges:
Add:
Interest expensed and capitalized	$13,513	$19,051	$19,212	$19,109	$16,113	$3,873
Amortized premiums, discounts and capitalized expense related to indebtedness	1,233	1,521	1,521	1,242	834	189
Estimate of interest within rental expense	4,524	4,928	4,523	3,211	1,380	349
Preference security dividend requirements

Total fixed charges	$19,270	$25,500	$25,256	$23,562	$18,327	$4,411

Ratio of earnings to fixed charges	1.9x	(A )	(A )	(A )	(A )	(A )
Deficiency	$—	$17,744	$45,060	$167,186	$60,521	$17,032

(A)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008, September 27, 2009 and September 26, 2010 and the fiscal quarter ended December 26, 2010, the ratio coverage was less than 1:1 for those periods.